Exhibit (a)(1)(i)

Cover Letter to Offer to Purchase and Letter of Transmittal

CPG Cooper Square International Equity, LLC

If you do not want to sell your Units at this time, please disregard this notice. This is simply notification of the Fund's tender offer.

September 1, 2023

Dear Investor:

We are writing to inform you of important dates related to the tender offer by CPG Cooper Square International Equity, LLC (the "Fund"). If you are not interested in selling your Class A and/or Class I units of limited liability company interests of the Fund (the "Units") at this time, please disregard this notice and take no action.

The tender offer period will begin on September 1, 2023 and end on September 29, 2023 at 12:01 a.m., New York time, and any Units tendered to the Fund will be valued at close of business on September 29, 2023 for purposes of calculating the purchase price of such Units. The purpose of the tender offer is to provide liquidity to investors of the Fund. Fund Units can be redeemed by means of a tender offer only during one of the Fund's announced tender offers.

Should you wish to sell any of your Units during this tender offer period, please complete and return the enclosed Letter of Transmittal (the form at the end of the Letter of Transmittal will suffice) to the Fund's Administrator, SS&C Technologies, Inc. and certain of its affiliates ("SS&C"), either by mail (via certified mail or overnight delivery) or by fax. If you do not wish to sell any of your Units, simply disregard this notice. No action is required if you do not wish to redeem at this time.

All requests to tender Units must be received by SS&C, either by mail or by fax, in good order, by September 29, 2023 at 12:01 a.m., New York time. If you elect to tender, it is your responsibility to confirm receipt of the Letter of Transmittal by SS&C by calling (833) 236-7275. Please allow 48 hours for your Letter of Transmittal to be processed prior to contacting SS&C to confirm receipt. If you fail to confirm receipt of your Letter of Transmittal by SS&C, there can be no assurance that your tender has been received by the Fund.

If you have any questions, please refer to the enclosed Offer to Purchase document, which contains additional important information about the tender offer, or call your financial advisor or SS&C at (833) 236-7275.

Sincerely,

CPG Cooper Square International Equity, LLC